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                                                                       EXHIBIT 4



                                 [Renex Corp]



                                                   December 30, 1999

Dear Fellow Stockholders:

               We are pleased to inform you that on December 28, 1999 Renex Corp., ("Renex") entered into an Agreement and Plan Merger (the "Merger Agreement") providing for the acquisition of Renex by RC Acquisition Corp. ("Purchaser"), a wholly owned subsidiary of National Nephrology Associates, Inc. ("NNA").

               As required by the Merger Agreement, Purchaser today commenced a cash tender offer to purchase all outstanding shares of Renex common stock, including the associated Preferred Stock Purchase Rights (the "Shares"), at a price of $10.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 30, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase, as the same may be amended or supplemented from time to time, constitute the "Offer"). The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on January 28, 2000, but may be extended subject to the terms of the Merger Agreement.

               Following the purchase of Shares under the Offer and the satisfaction or waiver of certain other conditions, Purchaser will merge with and into Renex (the "Merger") and each Share not purchased in the Offer (other than Shares held by shareholders who have perfected any dissenters' rights available under Florida law) will be converted into the right to receive $10.00 in cash. Following consummation of the Merger, the Shares will no longer be publicly traded and will be owned by NNA.

               The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares which represents at least a majority of all outstanding Shares on a fully diluted basis (ii) Parent having received financing of the purchase price and (iii) the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

               The Board of Directors of Renex Corp. has unanimously approved the Offer and the Merger, has determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the shareholders of Renex and recommends that Renex's shareholders accept the Offer and tender their Shares pursuant to the Offer. In arriving at its recommendation, the Board of Directors has given careful consideration to a number of factors as described in the Schedule 14D-9 filed with the Securities and Exchange Commission, including the fairness opinion of Prudential Securities Incorporated, Renex's financial advisor. The Schedule 14D-9 contains other important information relating to the Offer, and you are encouraged to read the Schedule 14D-9 carefully.

               Also accompanying this letter is the Offer to Purchase, together with the related materials, including the Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and provide information with respect to tendering your Shares in the Offer. If you have any questions or require assistance in tendering your Shares, you may contact Morrow & Co., Inc., the Information Agent of Purchaser, at the telephone numbers and addresses listed on the back cover of the Offer to Purchase.

               On behalf of the Board of Directors and management of Renex, we thank your for your support.

Sincerely,


Milton J. Wallace                          James P. Shea,
Chairman of the Board                      President/Chief Executive
       of Directors                          Officer








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